UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                      .
Commission File Number 333-91478-99
For the fiscal year ended December 31, 2007 and 2006
  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Gateway Western Railway Union 401(k) Plan
  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2007	10

Signatures	11

Exhibit:

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
Gateway Western Railway Union 401(k) Plan
Kansas City, Missouri
We have audited the accompanying statement of net assets available for benefits of the Gateway Western Railway Union 401(k) Plan as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gateway Western Railway Union 401(k) Plan as of December 31, 2007 and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Kansas City, Missouri
June 27, 2008

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
Gateway Western Railway Union 401(k) Plan:
We have audited the accompanying statement of net assets available for benefits of the Gateway Western Railway Union 401(k) Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
The Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006.
/s/ KPMG LLP
Kansas City, Missouri
June 29, 2007

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Cash and temporary investments	$11,909	10,895

Investments, at fair value:
Common stock of Kansas City Southern	13,938	14,026
Common collective trust	308,774	276,725
Mutual funds	3,217,847	3,278,454

Total investments	3,540,559	3,569,205

Investment trades receivable	36,793	—

Total assets	3,589,261	3,580,100

Liabilities:
Investment trades payable	10,903	12,538
Accrued liabilities	408	—

Total liabilities	11,311	12,538

Net assets available for benefits at fair value	3,577,950	3,567,562
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,167	6,038

Net assets available for benefits at contract value	$3,580,117	3,573,600

See accompanying notes to financial statements.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Interest and dividends	$244,242	166,295
Net appreciation in fair value of investments	21,473	244,331

Total investment income	265,715	410,626

Contributions:
Participant contributions	184,594	170,639
Company contributions	71,352	66,476

Total contributions	255,946	237,115

Total additions	521,661	647,741

Deductions:
Benefits paid	(515,144)	(335,857)

Increase in net assets available for benefits	6,517	311,884
Net assets available for benefits:
Beginning of year	3,573,600	3,261,716

End of year	$3,580,117	3,573,600

See accompanying notes to financial statements.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Description of the Plan

The following description of the Gateway Western Railway Union 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.
(a)	General

The Plan is a participant-directed, defined contribution plan adopted on July 1, 1997. The Plan covers certain union employees of Kansas City Southern Railway Company (the “Company”), located from Kansas City to East St. Louis, who are members in a craft represented by one of the following organizations: Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railroad Signalmen, International Brotherhood of Electrical Workers, International Association of Machinists and Aerospace Workers. Employees are eligible to participate in the Plan on the first day of each calendar quarter coincident with or immediately following the employee’s day of employment. A plan participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to make elective deferrals under the Plan but will continue to be vested under the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Plan Administration

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Company. On June 14, 2007, the Plan’s trustee changed from Nationwide Trust Company to Charles Schwab Trust Company (the “Trustee”). The Trustee is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company matches 50% of participant contributions, up to 6% of annual eligible compensation. Upon enrollment in the Plan, a participant may direct their contributions into any of the various funds offered by the Plan which includes Kansas City Southern (NYSE:KSU) common stock as an investment option.

(d)	Vesting

Participants are immediately vested in their contributions, Company matching contributions, plus actual plan earnings thereon.

(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distributions at age 59 1/2. Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $1,000 will be paid out

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
within one calendar year of termination of employment. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but no later than March 1 following the calendar year in which the participant attains the age of 70 1/2. On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company matching contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

(g)	Administrative Expenses

Investment expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. Administrative expenses of the Plan are paid by the Company.
(2) Summary of Significant Accounting Policies
(a)	Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(b)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Investment Valuation

Investments in mutual funds and common stocks are stated at fair value as determined by quoted market prices.

Investments in the common collective trust (Invesco Stable Value Trust or the “Trust”) are valued at the estimated fair value of the investments in the respective trust at year end. The estimated fair value of the investment in the Trust is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The contract value is determined by the Invesco National Trust Company.

The Trust holds guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with portfolios. The fair value of wrap contracts is based on the change in the present value of the contract’s expected cash flows, discounted at current market rates. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

Purchases and sales of securities are recorded on a trade-date basis.

Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value and enhances disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB agreed to partially defer the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. The Plan does not anticipate that the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2007	2006
Invesco Stable Value Trust, 310,941 and 282,763 units, respectively	$308,774	276,725
American Balanced, 11,094 and 11,826 units, respectively	214,222	224,934
CRM Mid Cap Value Fund/Investment, 6,997 and 5,910 units, respectively	203,964	173,881
DWS Equity 500 Index, 1,673 and 2,321 units, respectively	275,299	368,973
EuroPacific Growth, 4,028 and 3,646 units, respectively	204,888	169,754
Growth Fund of America, 22,293 and 25,068 units, respectively	758,184	823,994
ING International Value Fund, 10,716 and 8,877 units, respectively	199,220	182,695
PIMCO Total Return Administrative Shares, 38,999 and 41,721 units, respectively	416,901	433,066
Washington Mutual Investors, 8,824 and 8,694 units, respectively	296,748	303,081

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $21,473 and $244,331, respectively, as follows:

	2007	2006
Kansas City Southern common stock	$3,212	(216)
Mutual funds	18,261	244,547

Total net investment appreciation	$21,473	244,331

(4)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(5)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated July 15, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through June 30, 2003. The tax determination letter has not been updated for the latest plan amendments occurring after June 30, 2003. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2007 and 2006.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(6)	Related Party Transactions

Certain Plan investments held in the Trust are shares of KCS common stock, which is considered a party-in-interest. At December 31, 2007 and 2006, the fair value of shares held is $13,938 and $14,026, respectively.

(7)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(8)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$3,580,117	3,573,600
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,167)	(6,038)

Net assets available for benefits per the Form 5500	$3,577,950	3,567,562

The following is a reconciliation of the total investment income per the financial statements to the Form 5500:

	2007	2006
Total investment income per the financial statements	$265,715	410,626
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,871	(6,038)

Total investment income per the Form 5500	$269,586	404,588

Schedule 1
GATEWAY WESTERN RAILWAY UNION
401(k) PLAN
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2007

Identity	Description	Fair value
Common stock:
* Kansas City Southern common stock	406 shares, with a fair value of $34.33 per share	$13,938
Common collective trust:
Invesco Stable Value Trust	310,940.99 shares, with a fair value of $0.99 (rounded) per share	308,774
Mutual funds:
AIM Small Cap Growth Fund	3,213.336 shares, with a fair value of $29.00 per share	93,187
American Balanced	11,093.852 shares, with a fair value of $19.31 per share	214,222
American Century Real Estate/Advisor	3,714.194 shares, with a fair value of $21.19 per share	78,704
CRM Mid Cap Value Fund/Investment	6,997.039 shares, with a fair value of $29.15 per share	203,964
DWS Equity 500 Index	1,672.634 shares, with a fair value of $164.59 per share	275,299
EuroPacific Growth	4,027.686 shares, with a fair value of $50.87 per share	204,888
Franklin Balance Sheet Investment Fund—Class A	2,899.663 shares, with a fair value of $57.96 per share	168,064
Growth Fund of America	22,292.985 shares, with a fair value of $34.01 per share	758,184
ING International Value Fund	10,716.497 shares, with a fair value of $18.59 per share	199,220
Janus Fund	3,276.329 shares, with a fair value of $32.26 per share	105,694
Janus Twenty Fund	747.633 shares, with a fair value of $74.10 per share	55,400
MFS Value Fund	5,554.920 shares, with a fair value of $26.53 per share	147,372
PIMCO Total Return Administrative Shares	38,999.117 shares, with a fair value of $10.69 per share	416,901
Washington Mutual Investors	8,823.919 shares, with a fair value of $33.63 per share	296,748

Total investments		$3,540,559

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gateway Western Railway Union 401(k) Plan
June 27, 2008	/s/ John E. Derry
John E. Derry
Vice President Human Resources